

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2025

William Heissenbuttel
President and Chief Executive Officer
Royal Gold, Inc.
1144 15th Street, Suite 2500
Denver, CO 80202

> **Re: Royal Gold, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Form 10-K for the Fiscal Year Ended December 31, 2024**
> **File No. 001-13357**

Dear William Heissenbuttel:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Real Estate & Construction